Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Operation
Endurance Specialty Insurance Ltd.	Bermuda
Endurance U.S. Holdings Corp.	United States
Endurance Assurance Corporation	United States
Endurance Worldwide Insurance Limited	England